SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 14, 2009

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on January 2, 2009, entitled "StatoilHydro ASA announcement regarding its outstanding debt securities".

StatoilHydro maintains growth ambition

StatoilHydro (OSE: STL, NYSE: STO) is continuing its strategy for growth and upholding its ambition to increase the equity production of oil and gas up to 2012, despite great uncertainty in the global economy and the oil market.

At the group’s Strategy Update in London today, 14 January, chief executive Helge Lund and chief financial officer Eldar Sætre are presenting new prognoses for the group’s oil and gas production, investments and exploration activity in 2009.

  The equity production for the group is expected to rise from approximately 1.9 million barrels of oil equivalent (boe) per day in 2008 to 1.95 million boe per day in 2009.
  Capital expenditure (Capex) in 2009 is estimated at roughly USD 13.5 billion. Capex in 2008, including acquisitions, is estimated at USD 16 billion.
  Exploration expenditure in 2009 is estimated to reach about USD 2.7 billion. Plans call for 65-70 exploration wells to be completed during the year. Exploration expenditure in 2008 is estimated at USD 3.1 billion.

“StatoilHydro is well positioned to get through a period of uncertainty in the world economy,” says Mr Lund. “We have a strong industrial platform, a solid financial position and a robust and flexible project portfolio. We are adjusting the speed, but not changing course.

“Our long-term strategy remains firm and its direction is unchanged. We take responsibility for realising the full potential of the Norwegian continental shelf (NCS). We are developing our international platforms for long-term growth and will gradually build a position within new energy.”

The ambition to have an equity production of 2.2 million boe per day in 2012 remains unchanged.

“We have made investments in 2008 which strengthen the basis for a long-term production growth,” Mr Lund continues. “At the same time, the turmoil in the markets makes it sensible to prioritise more strictly in parts of our project portfolio. All in all, we have chosen to maintain our growth and production prognosis for 2012.”

Solid deliveries in 2008

StatoilHydro confirms today that its equity production of oil and gas reached the target of 1.9 million boe per day in 2008. The precise production volumes will be announced when the accounts for the fourth quarter of 2008 are presented in February.

Exploration activity has been record-high and 79 exploration and appraisal wells have been completed. The exploration efforts in 2008 have rewarded the group with more than 800 million boe in new resources, at an average cost of about USD 4 per barrel.

The proved reserves accounting for 2008, with book reserves and reserve replacement ratio, complying with the US Securities and Exchange Commission (SEC) regulations, will as usual be made available along with the publication of the results for the fourth quarter of 2008.

“We have delivered on key operational targets in 2008 and I want to give credit to the organisation for having achieved good results at the same time as we have been implementing a large and complicated integration process,” says Mr Lund.

“Safe, reliable and efficient operations are crucial for protecting and developing value during a turbulent period. This is our main focus now.”

High activity level continuing in 2009

StatoilHydro is carrying on a high level of activity and estimates that as operator and partner, the group will drill 65-70 exploration wells in 2009. About half of these are on the NCS.

Although adjustments will be made in parts of the project portfolio, the project activity will continue at a high level.

 “The oil price has fallen substantially recently and the world is experiencing an economic downturn,” Mr Lund notes. “At the same time, costs are at record-high levels. Our response is to make stricter priorities, cut costs, optimise plans and hold over projects which are not time critical. StatoilHydro is in a good position to benefit from an expected decrease in the cost level. We have large flexibility in our portfolio and freedom of action with regard to the investment level in the years up to 2012.”

Last year the group estimated that the merger would lead to annual gross gains of NOK 12 billion before tax for fields and plants operated by StatoilHydro. NOK 6 billion of this amount is StatoilHydro’s annual share. The group can report today that 50% of these synergy effects has been achieved and the full potential is expected essentially to be realised towards the end of 2009.

As a result of the macroeconomic changes, a further cost reduction of about NOK 1.5 billion before tax has been identified. This will be realised in 2009, mainly by reducing costs within staff functions, business development, information technology and administration.

Prepared for weak oil prices

“We are prepared for strong fluctuations in the oil price at a relatively low level in the short and medium term and we are ready to meet a situation where it for periods could be considerably lower than it is today,” Mr Lund adds. “There is however no change in our long-term view of the market. We expect substantial demand for new oil and gas resources over the coming decades and we are positioning ourselves industrially in relation to this.”

StatoilHydro is planning to start up eight new projects in 2009: Yttergryta, Alve, Tyrihans, Tune South and Oseberg low pressure production – all on the Norwegian continental shelf – as well as Gimboa in Angola and Tahiti and Thunder Hawk in the Gulf of Mexico. On average, the new projects are profitable with an oil price of around USD 35 per barrel, based on StatoilHydro’s requirement for return (break-even price).

In the period leading up to 2012, unit production costs are expected to be in the range of NOK 33-36 per barrel.

Dividend policy remains firm

With an oil price of about USD 55 per barrel, the cash flow from operations will cover all StatoilHydro’s expected investments and expenditure in 2009, including tax.

StatoilHydro’s dividend policy aims, over time, to provide the shareholders with direct payouts averaging 45-50% of the annual profits. This dividend policy is being confirmed at today’s Strategy Update.

Operations in the fourth quarter of 2008 have been satisfactory with oil and gas production as expected.  Net operational income is influenced by lower oil prices.  The fourth quarter earnings will be particularly influenced by a strong USD versus NOK. Net financial items will be considerably impacted by unrealised currency losses. The average tax rate will also be negatively impacted as a consequence of this development. These effects will be in line with the guiding communicated earlier. Four acquisitions were closed and paid for during the fourth quarter.

StatoilHydro’s presentations at the Strategy Update may be downloaded from the www.statoilhydro.com/ir website. They can be seen and heard via webcast from the group’s website from 14.00 Central European time (13.00 UK time). The webcast will remain available after the meeting.

Further information from:

Investor relations:
Lars Troen Sørensen, senior vice president for investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

Geir Bjørnstad, vice president for investor relations, USA: +1 203 978 6950 (office)

Media:
Ola Morten Aanestad, vice president for media relations, +47 48 08 02 12 (mobile)

Kai Nielsen, public affairs manager, +44 78 24 32 68 93 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: January 14, 2009	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer